Filed by Ensco plc

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Atwood Oceanics, Inc.

Commission File Number: 001-13167

This filing relates to the proposed merger between Ensco plc (the “Company”) and Atwood Oceanics, Inc. (“Atwood”) pursuant to the terms of an Agreement and Plan of Merger, dated as of May 29, 2017 (the “Merger Agreement”), by and among the Company, Atwood and Echo Merger Sub LLC, a wholly owned subsidiary of the Company. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by the Company on May 30, 2017, and is incorporated by reference into this filing.

On September 6, 2017, the Company posted to its website the investor presentation set forth in the following slides.

Barclays CEO Energy-Power Conference September 2017

Forward-Looking Statements Statements included in this presentation regarding the proposed transaction, benefits, expected synergies and other expense savings and operational and administrative efficiencies, opportunities, timing, expense and effects of the transaction, financial performance, accretion to discounted cash flows, revenue growth, future dividend levels, credit ratings or other attributes of Ensco plc (“Ensco”) following the completion of the transaction and other statements that are not historical facts, are forward-looking statements (including within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended). Forward-looking statements include words or phrases such as "anticipate," "believe," “contemplate,” "estimate," "expect," "intend," "plan," "project," "could," "may," "might," "should," "will" and words and phrases of similar import. These statements involve risks and uncertainties including, but not limited to, actions by regulatory authorities, rating agencies or other third parties, actions by the respective companies’ security holders, costs and difficulties related to integration of Atwood Oceanics, Inc. (“Atwood”), delays, costs and difficulties related to the transaction, market conditions, and Ensco’s financial results and performance following the completion of the transaction, satisfaction of closing conditions, ability to repay debt and timing thereof, availability and terms of any financing and other factors detailed in the risk factors section and elsewhere in each of Ensco’s and Atwood’s Annual Report on Form 10-K for the year ended December 31, 2016 and September 30, 2016, respectively, and their respective other filings with the Securities and Exchange Commission (the "SEC"), which are available on the SEC’s website at www.sec.gov. Should one or more of these risks or uncertainties materialize (or the other consequences of such a development worsen), or should underlying assumptions prove incorrect, actual outcomes may vary materially from those forecasted or expected. All information in this presentation is as of today, except where explicitly noted. Except as required by law, both Ensco and Atwood disclaim any intention or obligation to update publicly or revise such statements, whether as a result of new information, future events or otherwise. Important Additional Information Regarding The Transaction In connection with the proposed transaction, Ensco has filed a registration statement on Form S-4, including a definitive joint proxy statement/prospectus of Ensco and Atwood, with the SEC. INVESTORS AND SECURITY HOLDERS OF ENSCO AND ATWOOD ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. A definitive joint proxy statement/prospectus has been sent to security holders of Ensco and Atwood in connection with the Ensco and Atwood shareholder meetings. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus and other relevant documents filed by Ensco and Atwood with the SEC from the SEC's website at www.sec.gov. Security holders and other interested parties may obtain, without charge, a copy of the definitive joint proxy statement/prospectus and other relevant documents by directing a request by mail or telephone to either Investor Relations, Ensco plc, 5847 San Felipe, Suite 3300, Houston, Texas 77057, telephone 713-430-4607, or Investor Relations, Atwood Oceanics, Inc., 15011 Katy Freeway, Suite 800, Houston, Texas 77094, telephone 281-749-7840. Copies of the documents filed by Ensco with the SEC are available free of charge on Ensco’s website at www.enscoplc.com under the tab “Investors.” Copies of the documents filed by Atwood with the SEC are available free of charge on Atwood’s website at www.atwd.com under the tab “Investor Relations.” Security holders may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Solicitation Ensco and Atwood and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective security holders with respect to the transaction. Information about these persons is set forth in Ensco's proxy statement relating to its 2017 General Meeting of Shareholders and Atwood’s proxy statement relating to its 2017 Annual Meeting of Shareholders, as filed with the SEC on 31 March 2017 and 9 January 2017, respectively, and subsequent statements of changes in beneficial ownership on file with the SEC. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies' security holders generally, by reading the joint proxy statement/prospectus and other relevant documents regarding the transaction, which have been filed with the SEC. No Offer or Solicitation This presentation is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer has not been made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. Service of Process Ensco is incorporated under the laws of England and Wales. In addition, some of its officers and directors reside outside the United States, and some or all of its assets are or may be located in jurisdictions outside the United States. Therefore, investors may have difficulty effecting service of process within the United States upon those persons or recovering against Ensco or its officers or directors on judgments of United States courts, including judgments based upon the civil liability provisions of the United States federal securities laws. It may not be possible to sue Ensco or its officers or directors in a non-U.S. court for violations of the U.S. securities laws.

Market Cycle & Insights Atwood Acquisition Value Proposition

Value Proposition Ideal Platform For Optimizing Offshore Drilling Assets Broad Global Footprint with Diverse Customer Base Solid Financial Position High-Quality Rig Fleet Safety & Operational Excellence Systems, Processes & Intellectual Property

Safety & Operational Excellence Critical to customers, in particular for complex well programs Safety metrics consistently better than industry averages Improved safety and operational results each successive year during industry downturn 1% improvement in operational utilization increases annual revenue by more than $20 million3 1 IADC industry statistics as of 1Q17 2 Operational utilization is adjusted for uncontracted rigs and planned downtime 3 Based on 2016 annual revenue Safety and Operational Performance Provides Competitive Advantage and Benefits Financial Results 0.0 0.1 0.2 0.3 0.4 0.5 0.6 0.7 2013 2014 2015 2016 YTD 2017 Total Recordable Incident Rate 1 Industry Ensco 95% 95% 96% 99% 99% 2013 2014 2015 2016 YTD 2017 Fleet - Wide Operational Utilization 2

Systems, Processes & Intellectual Property 1Includes provisional and non-provisional patent filings completed or in progress since 1Q15 improvement in subsea equipment-related downtime during 2016 patent filings since 20151 25 Intellectual Property Systems & Processes 80% Technology and Innovation Improve Operational Results and Augment Service Offering Canti-Leverage AdvantageSM PinSafe System Ensco Asset Management System Reliability-Based Maintenance

High-Quality Rig Fleet Diverse Fleet Capable of Meeting a Broad Spectrum of Customers’ Well Program Requirements Ultra-Deepwater Drillships Versatile Semisubmersibles Premium Jackups Note: Includes rigs under construction, excludes managed rigs and rigs announced for retirement Total Rigs: 12 8 31

North Sea Broad Global Footprint with Diverse Customer Base Mediterranean Note: Certain customers may not currently be under contract Customer Base Spans Majors, National Oil Companies and Independents West Africa Middle East Southeast Asia Gulf of Mexico Brazil Australia

Solid Financial Position Financial Position – 30 June 2017 $4.1 billion of liquidity $1.85 billion of cash and short-term investments $2.25 billion revolving credit facility $3.3 billion of contract revenue backlog $2.9 billion of net debt & 26% net debt-to-capital ratio BB/B1 credit ratings No secured debt & covenant-light structure Net debt is a non-GAAP financial measure and should be considered as a supplement to, and not as a substitute for, or superior to, financial measures prepared in accordance with GAAP. Net debt-to-capital is calculated as follows: long-term debt of $4.7 billion, less $1.9 billion of cash and short-term investments, divided by the sum of long-term debt of $4.7 billion plus shareholders’ equity of $8.2 billion, minus $1.9 billion of cash and short-term investments. Customers want financially strong counter-parties that are able to: Maintain rigs Provide stable operations Fulfill long-term contracts Flexibility to make selective investments in: Technology & innovation Opportunistic asset enhancements & high-grading Strong Balance Sheet Provides Financial Flexibility

Atwood Acquisition Value Proposition Market Cycle & Insights

Commodity Prices Have Recovered to Levels Above Some Offshore Project Breakevens Commodity Price Source: FactSet; Statoil 7 February 2017 Capital Markets Day; Repsol 23 February 2017 earnings conference call; Chevron 29 April 2016 earnings conference call; Petrobras CEO Pedro Parente via Bloomberg 10 October 2016; Shell 2 February 2017 earnings conference call; Total 21 August 2017 Maersk acquisition conference call Avg. Offshore Breakeven Oil Prices ~55% $45 - $55 Pre-FID Norwegian Shelf Projects Brownfield US GOM Deepwater Projects Pre-FID Deepwater Projects Acquired Maersk portfolio Pre-FID Shallow-Water Project Pre-FID Pre-Salt Projects $30 $50 $70 $90 $110 Jan-14 Mar-14 May-14 Jul-14 Sep-14 Nov-14 Jan-15 Mar-15 May-15 Jul-15 Sep-15 Nov-15 Jan-16 Mar-16 May-16 Jul-16 Sep-16 Nov-16 Jan-17 Mar-17 May-17 Jul-17 Brent Crude $/ bbl $27 $33 $20 - $40 < $40 < $40 < $40 $/ bbl

Jackup + Floater Utilization Global Utilization Has Stabilized as Commodity Prices and Project Economics Have Improved Global utilization appears to have bottomed in late 2016 and has increased modestly during 2017 Customers are awarding more work to major offshore drillers with established safety & operational track records and financial strength Ensco utilization has largely outperformed the industry average during the downturn Source: IHS Markit RigPoint as of August 2017; IHS Markit RigPoint for Ensco may differ from Ensco’s reported utilization 50% 60% 70% 80% 90% 100% Total Utilization Global Ensco

Further Supply Rationalization Expected to Improve Supply/Demand Dynamics


FLOATERS
>30 years
<30 years
~265
~190
~180
Current Supply
Cold Stacked
Marketed Supply
Newbuilds
Retirement Candidates
Illustrative Future Supply


JACKUPS
>30 years
<30 years
~420
~380
~330
Current Supply
Cold Stacked
Marketed Supply
Newbuilds
Retirement Candidates
Illustrative Future Supply

- 86 floaters and 33 jackups retired during industry downturn
- Global supply of floaters and jackups is expected to decline further through 2019 as more older, less capable rigs are retired
- Currently, there are 126 floaters and 232 jackups under contract implying even higher utilization for marketed rigs

Source: IHS Markit RigPoint as of August 2017
Excludes rigs classified as non-competitive by HIS, mat and slot jackups, rigs located in the Caspian and Baltic regions and owner-operated rigs. Newbuilds include rigs with delivery dates scheduled through 2019. Retirement candidates include rigs over 30 years of age that are currently idle or rolling off contract through 2019

14

Customers Prefer High-Specification Assets That Are Operated by Established Drillers As market conditions improve, high-specification rigs and established well-capitalized offshore drillers are winning a greater number of new contracts Project sanctioning this year has already exceeded 2016 levels Additional projects expected to be sanctioned before year-end Project sanctioning by operators is the earliest indicator of firm future demand for offshore rigs Jackup + Floater Contract Awards Source: IHS Markit RigPoint as of 24 August 2017 High-Spec includes fixtures classified by IHS with the following market categories: Drillship > 7500, Drillship Harsh Deepwater, Semi > 7500, Semi Harsh Deepwater, Semi Harsh High Spec, Semi Harsh Standard, JU 361-400 IC, JU >400 IC, JU Harsh Standard, JU Harsh High Spec. Established Well-Capitalized Drillers include ESV, RIG, DO, NE and RDC 0% 10% 20% 30% 40% 50% 60% 70% Percentage of New Contracts Awarded % High-Spec Rigs % Established Well-Capitalized Drillers

Higher Levels of Customer Activity Have Led to Increased Contract Awards New contracts have added more than 20 rig years2 to Ensco’s backlog Diverse rig fleet and global footprint have led to floater and jackup contracts across several regions Won nearly 20% of all deepwater contracts year to date Four drillship contracts awarded during third quarter alone Source: IHS Markit RigPoint as of August 2017; Ensco analysis Note: Companies with most new contract awards include Aban Offshore, COSL, Noble, Paragon, Petroserv and Rowan 1Calculated by dividing the number of rig years contracted by Ensco for fixtures classified as New Mutual in IHS Markit RigPoint (approximately 30) by the corresponding industry-wide total (approximately 129) 2Calculated based on date of contract execution; number of rig years awarded differs from totals in industry databases due to timing delay between date of contract execution and public disclosure of new contracts in certain cases. As Customer Activity Increases, Ensco Has Won More New Contracts1 Than Any Offshore Driller 23% 12% 7% 5% 4% 4% 3% Ensco Company 1 Company 2 Company 3 Company 4 Company 5 Company 6 Percentage of New Contracts Awarded YTD 2017 1

New Contracts Provide Greater Visibility Into Marketed Drillship[1] Utilization



2017
2018
2019
2020
ENSCO DS-8
ENSCO DS-4
ENSCO DS-10
ENSCO DS-7
ENSCO DS-6
ENSCO DS-9
Available
Contracted
Option Period
Under Construction/Contract Preparation

Recent Contract Awards

Chevron

ENSCO DS-4
- Two-year contract offshore Nigeria
- One 1-year option

Shell

ENSCO DS-10
- One-year contract offshore Nigeria
- Five 1-year options

noble energy

ENSCO DS-7
- Six-well contract in the Mediterranean
- Four 1-well options

Source: As of 20 July 2017 fleet status report and subsequent press releases announcing new contracts
[1] Marketed drillships exclude preservation stacked drillships ENSCO DS-3 and ENSCO DS-5

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Market Cycle & Insights Value Proposition Atwood Acquisition

A Compelling Transaction for Shareholders Acquisition of best-in-class assets improves Ensco fleet High-grades portfolio of floaters and jackups Contracting opportunities for high-specification assets in current market Terms of acquisition and timing are advantageous Accretive to shareholder value Compelling purchase price Significant upside from acquired fleet Pro forma company maintains financial flexibility and sufficient liquidity to cover debt maturities through 2024 $1.0B of cash & short-term investments + fully available revolving credit facility ($2.25B through Sept. 2019 & $1.13B through Sept. 2020) <$1.0B of debt maturities before 2024 following repayment of Atwood debt The Atwood Transaction Adds High-Specification Assets at Attractive, Below-Market Values, Providing Substantial Upside to Offshore Recovery While Maintaining Financial Flexibility Through 2024

Acquisition Renews Fleet and Enhances Capabilities Source: IHS ODS-Petrodata, Company Analysis 1 Drillships capable of operating in at least 10,000’ of water with dual 2.5 million lb. hookload derricks, dual 7 Ram blowout preventers and variable deck loads exceeding 22,000 tons Best-In-Class1 Drillships Secure Ensco’s Position in the High Specification UDW Market 33% 100% 100% 50% 100% 57% 25% nm % of Drillship Fleet that is Best-In-Class1 0% 0% 0% Semisubmersibles Augment Ensco’s Capabilities Jackups Refresh Ensco’s Shallow-Water Fleet Atwood’s high-specification ultra-deepwater semis improve Ensco’s semis by adding enhanced well control, water depth and mooring capabilities along with a long-standing reputation in the Australian market Atwood’s five premium jackups help to refresh Ensco’s shallow-water fleet, enabling the rationalization of older assets over time NE Floater fleet renewal in scale is required for Ensco to remain competitive over time 9 6 4 4 4 4 2 0 0 0 3 RIG ESV + ATW ATW DO RDC ORIG ESV SDRL PACD NE All Other PACD

Purchase Price Reflects Attractive Implied Per-Floater Valuation

Unique Opportunity To Acquire Multiple Offshore Assets At Significant Discount To Market Values

Atwood Oceanics

$MM	At Offer
Aggregate Consideration [1]	**$1,760**
Less: Illustrative Jackup Fleet Consideration [2]	(375)
Less: Value of Jackup Backlog [3]	(8)
Implied 6G / 7G Floater Consideration	**$1,377**
Plus: Unfunded Floater Capex [4]	290
Less: Value of Capital Spares and Inventory [4]	(185)
Less: Value of Floater Backlog [3]	(152)
Implied 6G / 7G Floater Fleet Consideration	1,330
Implied Consideration Per 6G / 7G Floater [5]	**$222**
Implied Cash Consideration Per 6G / 7G Floater [6]	*136*

Purchase Price Highlights

- Purchase price for Atwood's six floaters (four drillships and two semisubmersibles) estimated to be ~$222MM per floater
- Per-rig consideration offered is significantly lower than values for comparable asset opportunities
- Low implied cash consideration per floater preserves liquidity while significantly enhancing ultra-deepwater capabilities/scale
- Limited number of best-in-class[7] drillships globally – pro forma fleet will have ~20% of total supply

Source: Company Filings, Morgan Stanley Equity Research, Capital IQ

[1] "At offer" data as of May 26, 2017, ATW Offer Equity Value of $897MM ($10.72 per share) + Debt of $1,299MM – Cash at $435MM = ATW Aggregate Value of $1,760MM
[2] Jackup rig consideration of $75MM per rig, based on Shelf Drilling's purchase of SDRL rigs in May 2017
[3] 40% of Contract Backlog Value is used to approximate the present value of the contracted revenue streams
[4] Per ESV Management estimates
[5] Includes new builds, excludes cold-stacked
[6] At Offer calculated as (ATW Net Debt of $863MM – Capital Spares and Inventory of $185MM – ATW Value of Floater Backlog of $152MM + Floater Unfunded Capex of $290MM) / 6 Floaters
[7] Drillships capable of operating in at least 10,000' of water with dual 2.5 million lb. hookload derricks, dual 7 Ram blowout preventers and variable deck loads exceeding 22,000 tons

21

Synergies Create Meaningful Value Source: Company Analysis $70MM of annual run-rate expense synergies expected beginning in 2019 2018 cost synergies are projected to exceed $50MM Total synergies estimated to create more than $500MM of present value at a 10% discount rate ~$350MM will accrue to ESV shareholders (or $1.15 per share, representing 17% of share price at offer)1 ~$100MM of transaction costs Other operational and fleet management synergies that could lead to improved future utilization not included in synergy targets Transaction expected to generate double-digit accretion for Ensco shareholders based on discounted cash flow analysis 1 Share price as of May 26, 2017 ATW Shore-Based Expenses ($MM) Operations Support General & Administrative $85 Additional Synergies Expected From Further Organizational Streamlining, Increasing Value For Ensco Shareholders $50 $35

Manageable Debt Maturities in Light of Strong Balance Sheet & Liquidity $300 $ millions $1,001 $150 $1,805 $2,250 Available Revolver 1 2 3 Cash & ST Inv. $3,271 ESV Convertible Senior Notes ESV Senior Notes <$1.0B of Maturities3 to 2024 1 Pro Forma balance sheet highlights as of June 30, 2017, after giving effect to retirement of ATW’s outstanding revolving credit facility and 2020 Senior Notes with cash on hand 2 Assumes ESV’s revolving credit facility remains for the pro forma company 3 Assumes ESV cash and $474 million of ATW cash on hand used to pay down ATW revolving credit facility balance of $850 million and $449 million in ATW 2020 Senior Notes, put at 101% Source: Company Filings $2,250 $238 ESV Cash Pro Forma Balance Sheet Highlights1 $3.6B of contracted revenue backlog No secured debt & covenant lite capital structure Sufficient liquidity to cover maturities into 2024 ESV Revolver 2044 $451 $270 $955 $669 $850 2017 2018 2019 2020 2021 2022 2023 2024 2025 2027 2040 Liquidity $1,021

The Offshore Driller of Choice Strengths create an ideal platform for optimizing offshore drilling assets Safety & operational track record Systems, processes & intellectual property High-quality rig fleet Broad global footprint with diverse customer base Solid financial position Leader in new contract awards Market conditions improving, laying foundation for recovery in offshore sector Customer bias toward high-specification assets and established well-capitalized drillers with broad global footprints New contracts provide greater visibility into future fleet utilization Acquisition of Atwood is compelling for Ensco shareholders Significantly enhances ultra-deepwater position and refreshes shallow-water fleet Creates meaningful value through attractive purchase price and synergies Maintains financial flexibility and liquidity

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